Exhibit 99.6

December 18, 2020

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Financial and Consumer Services Commission (New Brunswick) Prince Edward Island Securities Office

Government of Newfoundland and Labrador Financial Services Regulation Division

Nova Scotia Securities Commission

Dear Sirs:

Re:   Red White & Bloom Brands Inc. (the “Company”)

          Change of Auditor

We are writing in accordance with Section 4.11(5)(a) of National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”). We wish to confirm that we have read the Notice of Change of Auditor of the Company dated 18th of December, 2020 and that based on our current knowledge we are in agreement with the information contained in such Notice.

Yours very truly,

Chartered Professional Accountants